

October 2, 2013

<u>Via E-mail</u>
Michael J. Campbell
Senior Vice President and Chief Financial Officer
Inergy Midstream, L.P.
2 Brush Creek Boulevard
Suite 200
Kansas City, Missouri 64112

  Re: **Inergy Midstream, L.P.**
     Registration Statement on Form S-4
     Filed September 5, 2013
     File No. 333-190997

Dear Mr. Campbell:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the proposed merger of Crestwood Midstream Partners LP has not yet been consummated. Please disclose if, upon consummation, Crestwood Midstream Partners will become a subsidiary guarantor of the notes. In this regard, we note that your Form 10-Q for the period ended June 30, 2013 indicates that certain of the Company's future subsidiaries will guarantee the Notes. If so, please confirm how you intend to comply with the requirements of Rule 3-10 of Regulation S-X upon consummation.

<u>Cover Page</u>

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration

date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Exchange Offer, page 3

3.	We note your statement on page 4 that you "will deliver the new notes promptly after the expiration date and acceptance of the old notes for exchange." Please clarify that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14a-1(c). This comment also applies to your disclosure on page 17.

Terms of the New Notes, page 6

4.	Please clarify whether the subsidiary guarantees are "full" and revise your disclosure accordingly. Please refer to Rule 3-10(f)(2) of Regulation S-X. Please revise here and throughout the document as necessary.

Risk Factors, page 8

5.	We note that statement that "[w]hile these are the risks and uncertainties we believe are most important for you to consider, you should know that they are note the only risks or uncertainties facing us or which may adversely affect our business." Please delete this language.

Resale of New Notes, page 16

6.	Please revise the holder representations to add that the holder has not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes. Please revise here and throughout the document as necessary, including but not limited to the representations on page 20 and page 73.

Conditions to the Exchange Offer, page 18

7.	In the first paragraph of this section, we note that you may "terminate the exchange offer as provided in this prospectus before accepting old notes for exchange in the event of such a potential violation." Please revise to state, as you do in the last paragraph of this section, that all conditions must be satisfied or waived prior to expiration of the offer, as opposed to prior to acceptance.

Procedures for Tendering, page 19

8.	We note the disclosure on page 20 indicating that you will return any old notes not accepted for exchange and credit such non-exchanged notes to an account maintained with DTC "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Where You can Find More Information, page 70

9. We note that you have incorporated by reference certain filings by Crestwood Midstream Partners, LP, into your registration statement. Pursuant to General Instruction B.1 to Form S-4, certain registrants are permitted to incorporate by reference information with respect to such registrant; however, Crestwood Midstream Partners is not listed as a registrant on your registration statement. Further, the proposed merger of Crestwood Midstream Partners with and into your wholly-owned subsidiary has not yet been consummated, such that there is no parent-subsidiary relationship between you and Crestwood Midstream Partners at this time, which could make incorporation by reference appropriate. Lastly, the registration statement does not relate to the acquisition of Crestwood Midstream Partners, such that reliance on General Instruction C.1 to Form S-4 would be appropriate with regard to incorporation by reference. Please provide the analysis under which you believe that the relevant Crestwood Midstream Partners filings may be incorporated by reference into the registration statement, or revise the registration statement accordingly.

Letter of Transmittal, page 74

10. Please delete the language in paragraph number 7 stating that "however, by so acknowledging and delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act." Please revise here and throughout the document as necessary to remove this limitation, including but not limited to paragraph 5 of your supplemental letter.

Indemnification of Directors and Officers, page II-2

11. Please state the general effect of any state statute under which any controlling persons, director or officer of each of the subsidiary guarantors is indemnified in any manner against liability which he may incur in his capacity as such. In addition, we note that Central New York Oil and Gas Company, L.L.C., is incorporated under the laws of the state of New York. Please also provide the above information with regard to the laws of the state of New York. Please see Item 702 of Regulation S-K.

Signatures, page II-6

12. Please include signatures to the registration statement for Inergy Pipeline East, LLC.

13.   Please clarify that Mr. Michael J. Campbell is signing the registration statement on Form S-4 in his capacity as the principal financial officer of NRGM Finance Corp. and Inergy Storage, Inc., rather than as the principal accounting officer.

Index to Exhibits

Exhibit 4.1

14.   We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the exchange notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.04(a) of the Indenture filed as Exhibit 4.1 to the Form 8-K filed on December 13, 2012.

Exhibit 5.1

15.   We note your reference to "certain of the Partnership's subsidiaries," for which Vinson & Elkins, LLP has acted as counsel with respect to the registration statement. Please clearly state which of your subsidiaries are covered by this legal opinion.

Exhibit 21.1

16.   Please provide an updated and complete list of your subsidiaries.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gillian Hobson, Esq.